Mail Stop 4561

July 18, 2005

VIA U.S. MAIL AND FAX (602)952-0924

Thomas R. Hislop
Chief Financial Officer
Arizona Land Income Corporation
2999 North 44th Street, Suite 100
Phoenix, Arizona 85018


Re:	Arizona Land Income Corporation
	Form 10-KSB for Fiscal Year Ended
	December 31, 2004
	Filed March 31, 2005
	File No. 001-09900


Dear Mr. Hislop:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Note 4. Mortgage Note Receivable, page 17
1. We note that you recognized the gain on the sale of your remaining holdings in May 2004 using the full accrual method. Clarify how you determined that this method was appropriate when the consideration for the sale included an interest only loan from the buyer.
Specifically, clarify how you determined that the continuing investment criteria of paragraph 12 of SFAS 66 were met.



*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3498 if you have questions.



Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant



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Thomas Hislop
Arizona Land Income Corporation
July 18, 2005
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